

October 10, 2014

Via E-mail
Miguel Dotres
President
NAS Acquisition, Inc.
5881 NW 151 ST. Suite 216
Miami Lakes, FL 33014

> **Re:** **NAS Acquisition, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 16, 2014**
> **File No. 333-198776**

Dear Mr. Dotres:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please add the dealer prospectus delivery obligation to the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

Prospectus Cover Page, page 2

3. We note your disclosure regarding the three ways by which the offering will terminate. Please revise to clarify that you are referring to the primary offering here, and to state when the secondary offering will begin and terminate.

4. We note your disclosure that no funds will be released "until such a time as the Minimum Offering is attained, at which time such release shall be limited to 10% of the proceeds

for expenses." Please revise your disclosure to clarify, if true, that 10% of the deposited funds will be released once the primary offering is completed.

5.   Please revise your table to include the shares to be sold by Mr. Dotres. Refer to Item 501(b)(3).

6.   We note your disclosure that "[p]rior to this offering, there has been no public market for NAS Acquisition, Inc.'s common stock." Please also disclose here that there is no guarantee that a public market will develop for your stock, and that no trading in your common stock will be permitted until the completion of a business combination meeting the requirements of Rule 419.

7.   We note that your cross reference to the Risk Factors section is incorrect. Please revise.

Summary Information and Risk Factors, page 4

8.   We note your disclosure on page 5 regarding Mr. Dotres' involvement with other companies. Please provide context for this disclosure by clarifying that you are summarizing Mr. Dotres' involvement with other blank check companies. Further, please summarize here the conflicts of interest that Mr. Dotres faces in connection with his affiliation with other blank check companies, per your risk factor disclosure on page 12.

Risk Factors, page 10

9.   Please add a risk factor addressing your auditor's opinion that there is substantial doubt about your ability to continue as a going concern and place it at the beginning of your Risk Factor section.

Signatures, page II-5

10.   Please identify which individual that has signed the registration statement is serving as your principal financial officer and principal accounting officer or controller. Refer to Instruction 1 to Signatures of Form S-1 for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629, if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc: Harold Gewerter, Esq.